Cardinal Health 7000 Cardinal Place Dublin, Ohio 43017 (614) 757-5000 tel cardinalhealth.com

April 30, 2012

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Health, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 26, 2011

Response dated March 30, 2012

File No. 001-11373

Dear Ms. Jenkins:

On behalf of Cardinal Health, Inc. (“we” and “our”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that appeared in your letter, dated April 17, 2012, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business Segments, page 2

    Pharmaceutical Segment, page 2

1.	We note your response to prior comment 1. Please revise future filings to further clarify, consistent with your response letter, how you define the term “specialty.” Also, please briefly explain what factors determine whether a product or service is considered to be a specialty product or service and address the potential incomparability of your use of the term with that of other market participants. Please provide draft disclosure.

Response: The following is a draft of the disclosure we will provide in our next Annual Report on Form 10-K:

Ms. Tia L. Jenkins

April 30, 2012

“We refer to products and services offered by our Specialty Solutions division as “specialty pharmaceutical products and services”. The Specialty Solutions division currently (1) distributes oncology, rheumatology and other pharmaceutical products to physician offices; (2) distributes human plasma products to hospitals and other healthcare providers; and (3) provides various consulting and other services to pharmaceutical manufacturers, third party payors and healthcare providers primarily supporting the marketing, distribution and payment for such products. Our use of this terminology may not be comparable to the use by other industry participants.”

Notes to Consolidated Financial Statements, page 44

    16. Segment Information, page 69

2.	We note in your response to comment three of our letter dated March 16, 2012 that nuclear and pharmacy services division and the Cardinal Health China – Pharmaceutical division do not satisfy the criteria in ASC 280-10-50-1(b); and in response to comment four that the generic pharmaceutical programs and Specialty Solutions division do not constitute separate operating segments. We further note the following statements in your earnings transcripts:

a.	In the first quarter 2012 your CEO stated that he is excited to see that investments in your strategic priority areas, including specialty, positron emission tomography, generics, ambulatory, preferred medical products in China, are going extremely well;

b.	In the second quarter 2011 your CEO stated that the Pharmaceutical segment profit increased 11% on strong generic growth as well as excellent performance with the Specialty Solutions business;

c.	In the fourth quarter 2011 your CEO stated that the Specialty business is very important to the Company’s future and he believes that Specialty is a great opportunity and the Company will continue to invest here; and

d.	In the fourth quarter 2011 your CFO stated that the Company made some important strategic investments to accelerate the growth of certain of its businesses, in Specialty for example, and that this is an important investment and the Company will continue to invest very aggressively there to make sure that it delivers on its expectations.

Please describe and supplementally provide to us an example of the information that your CEO reviewed in order to make the assessments about the performance of the investments in your strategic priority areas, and the generic and Specialty Solutions business performance. Also further explain to us how this information was considered in determining that the criteria in ASC 280-10-50-1(b) was not satisfied.

Response: In addition to managing the company, our CEO is responsible to communicate to investors our business priorities and our earnings and financial condition and to respond to inquiries from investors regarding areas of particular interest to them. He fulfills this responsibility using information from the Operating Committee Performance Review along with information that he gathers through informal discussions with the two segment managers, our Chief Financial Officer (“CFO”) and our Senior Vice President of Investor Relations (“SVP IR”). Our CEO used this information to make the statements about strategic priority areas in our

Ms. Tia L. Jenkins

April 30, 2012

earnings release calls that the Staff identified in Comments 2a – 2c above. Some of this information is additional to the information that our CEO uses for purposes of managing the company and allocating resources. We note that the statement in Comment 2d was made by our CFO rather than our CEO.

As discussed in our response to the Staff’s comment 3b in our letter to the Staff dated March 30, 2012, our Chief Executive Officer (“CEO”) utilizes the monthly Operating Committee Performance Review for purposes of regularly assessing performance and making resource allocation decisions. The primary measure used by our CEO to assess performance and make resource allocation decisions is Segment Profit, which is described in Note 16 Segment Information in the Notes to Consolidated Financial Statements included in our fiscal 2011 Form 10-K (page 70). With the exception of certain supplemental international information described in our letter dated March 30, 2012, the Operating Committee Performance Review does not contain Division Profit (i.e., the applicable division’s contribution to overall Segment Profit); however, it does contain selective operating information and qualitative commentary used to assess the progress of various business priorities undertaken by our operating segments and to identify the significant factors that affect or may affect our earnings and financial condition at the segment level. The selective information contained in the Operating Committee Performance Review varies from month-to-month and is not at a level of detail to enable our CEO to assess performance of the individual divisions for purposes of making resource allocation decisions and, as such, is not of a nature that the respective segment divisions would be considered operating segments as defined in ASC 280.

By way of example, we are separately furnishing the Staff as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934 a copy of our Operating Committee Performance Review for September 2011 (first quarter 2012). We call the Staff’s attention to the following sections which, along with informal discussions with our two segment managers, CFO and SVP IR aided our CEO in making the comments referenced in the Staff’s comment 2a.

•

The schedule labeled Key Variance Drivers—Prior Year in the Operating Committee Performance Review shows the primary year-over-year drivers of the change in Segment Profit for the Pharmaceutical and Medical segments along with certain other year-over-year drivers impacting consolidated operating earnings. The drivers referenced on this schedule include generics and medical preferred products. Note that our CEO’s reference to “medical preferred products in China” is not in relation to the sale of medical preferred products by Cardinal Health China but, rather, is a reference to a preferred product sourcing operation in China (unrelated to our Cardinal Health China division).

•	The Pharma and Medical Segment Business Reviews address the other areas identified in Comment 2a:

1.	Specialty: Key Updates—Specialty Solutions shows qualitative progress for the division.

Ms. Tia L. Jenkins

April 30, 2012

2.	Positron Emission Tomography (PET) network: The Pharma Segment Business Review referred to continued expansion of the PET network and the Key Updates—N&PS provides an overall update on the division.

3.	Ambulatory: The Medical Segment Channel Management Update references certain Ambulatory highlights.

Our CEO considered similar information, along with informal discussions with the two segment managers, CFO and SVP IR in making the statements referenced in the Staff’s comments 2b and 2c.

As provided in our response to the Staff’s comment 3b in our letter dated March 30, 2012, we have determined that we have two operating segments: Pharmaceutical and Medical. In making this determination and in accordance with ASC 280-10-50-1(b), we evaluated the information contained in our Monthly Operating Committee Performance Reviews, including the information described above. This is the information our CEO regularly reviews for purposes of assessing performance and making resource allocation decisions at the segment level.

* * *

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws

Stuart G. Laws

Chief Accounting Officer

Ms. Tia L. Jenkins

April 30, 2012

cc:	Joanna Lam

Securities and Exchange Commission

John Archfield

Securities and Exchange Commission

Ruairi Regan

Securities and Exchange Commission

James Lopez

Securities and Exchange Commission

Jeffrey W. Henderson

Cardinal Health, Inc.

Craig Morford

Cardinal Health, Inc.

Jonathan Weaver

Ernst & Young LLP

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

Brian J. Lane

Gibson, Dunn & Crutcher LLP